August 5, 2025

Zou Junming Terence
Chief Executive Officer and Chairman
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

       Re: Ryde Group Ltd
           Amendment No. 1 to Registration Statement on Form F-3
           Filed July 25, 2025
           File No. 333-288587
Dear Zou Junming Terence:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 22, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed July 25, 2025 We may not maintain the listing of our Class A Ordinary Shares, page 28

1.     We note your response to prior comment 1. Please revise the second paragraph of
       your risk factor discussion to clarify whether you submitted your compliance plan to the NYSE American by June 20, 2025.
This is a best efforts offering, no minimum amount of securities is required to be sold, page
35

2. Please revise here and on the cover page to confirm that you will disclose information regarding any placement agents in the prospectus supplement, including their names and any applicable commissions or discounts.
 August 5, 2025
Page 2

Exhibits

3. We note you previously filed a registration statement on Form F-1 (File No. 333-
       282076) in connection with a follow-on public offering of units and that this Form F-3 includes a prospectus covering the Class A Ordinary Shares underlying the public warrants included in the units. Please file the warrant agreement associated with the
       Class A Ordinary Shares issuable upon exercise of the common warrants issued in the follow-on public offering.
4.     Please re-file the legal opinion with counsel's conformed signature.
5. Please file the forms of indentures as exhibits to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and
201.04 of the
       Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at
202-551-3314
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Meng Ding